Exhibit 99.2

Leveraging Science for Lifetime Medicine KOL Symposium & Pipeline Update 26 January 2021

2 Safe Harbor and Disclaimer Statement This presentation contains forward - looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects . In addition, from time to time, we or our representatives have made or may make forward - looking statements, orally or in writing . Forward - looking statements can be identified by the use of forward - looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters . These forward - looking statements may be included in, but are not limited to, this presentation, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers . Forward - looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made . Because forward - looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward - looking statements . Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward - looking statements, including, but not limited to, the factors summarized below . These factors include, but are not limited to, the following : the timing and cost of Galmed's pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre - clinical or clinical trials ; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre - clinical or clinical trial ; the impact of the COVID - 19 pandemic ; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA ; the commercial launch and future sales of Aramchol or any other future products or product candidates ; Galmed's ability to comply with all applicable post - market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product ; Galmed's ability to achieve favorable pricing for Aramchol or any other product candidate ; Galmed's expectations regarding the commercial market for NASH patients or any other indication ; third - party payor reimbursement for Aramchol or any other product candidate ; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing ; market adoption of Aramchol or any other product candidate by physicians and patients ; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate ; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy ; and Galmed's expectations regarding licensing, acquisitions and strategic operations . More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20 - F filed with the SEC on March 12 , 2020 , and in other filings that Galmed has made and may make with the SEC in the future . These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Given these uncertainties, you should not rely upon forward - looking statements as predictions of future events . All forward - looking statements attributable to us or persons acting on our behalf included in, but not limited to, this presentation speak only as of the date hereof and are expressly qualified in their entirety by the foregoing . We undertake no obligations to update or revise forward - looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events . In evaluating forward - looking statements, you should consider these risks and uncertainties . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction . Important Disclaimer regarding Amilo 5 - MER Research of Amilo - 5 Mer is currently being conducted under a research and option agreement with Yissum , the tech transfer company of the Hebrew University . Under the agreement, Galmed has been granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo - 5 Mer upon certain pre - agreed upon terms and such other terms to be agreed upon . Galmed plans to exercise its option if the planned Phase 1 a first - in - human study is successful, however there can be no assurance that Galmed will enter into a definitive license agreement or that it will be on terms favorable to Galmed . If Galmed does not enter into a definitive license agreement, then Galmed will not have the ability to continue the development and potential commercialization of Amilo - 5 Mer .

Symposium Agenda

Program	Speakers	
	Opening Words:	**Allen Baharaff**, Galmed CEO
Aramchol for NASH & Fibrosis	Introduction:	**Dr. Liat Hayardeny - Brück** , Galmed CSO
	Presenter:	**Prof. Arun Sanyal, MD** Virginia Commonwealth University Medical Center
Amilo5-MER	Presenter MoA :	**Dr. Liat Hayardeny - Brück**
	Presenter IBD:	**Prof. Shomron Ben-Horin, MD** Tel-Aviv University, Sheba Medical Center
Q&A	Moderator:	**Dr. Corey Davis**, LifeSci Advisors
		Prof. Arun Sanyal, MD **Prof. Scott Friedman, MD** Icahn School of Medicine at Mount Sinai **Prof. Shomron Ben-Horin, MD**



Galmed Pharmaceuticals

4 Galmed at a Glance • Clinical stage biopharma company with two lead assets in development o Aramchol - in Phase 3 for NASH and fibrosis o Amilo - 5 MER - Phase 1 - ready for acute and chronic inflammatory conditions including IBD • Aramchol has potential to be a backbone therapy for NASH and fibrosis o Positive Phase 2 b data from ARREST study (n= 247 ) with Aramchol o Phase 3 ARMOR study Open Label segment with Aramchol (n= 150 ) ongoing o NEW P 1 DATA – have informed decision to transition ARMOR to Aramchol Meglumine o Plan to introduce Aramchol Meglumine into double - blind registrational segment of ARMOR by Q 4 / 2021 • Histology data expected in Q 4 2021 from ARMOR Open - label segment with Aramchol 300 mg BID ( 53 % greater exposure than 600 mg QD)

Galmed Development Team – Small, Experienced and Highly Efficient 5 Liat Hayardeny - Brück Ph.D., MBA, Chief Scientific Officer + 21 years experience in drug development Prof. Ran Oren, M.D. Previously headed the Institute of Gastroenterology and Liver Diseases at Hadassah Ein Kerem Hospital, Jerusalem, Israel Prof. Shomron Ben - Horin , M.D. Chief of the Gastroenterology Department and Director of the inflammatory bowel disease (IBD) at Sheba Medical Center, Israel. A member of the scientific committee of the European Crohn’s and Colitis Organization Prof. David Naor - Professor of immunology, Hebrew University, faculty of Medicine. Amilo - 5 MER originator Prof. Avi Livneh , M.D. Professor of Medicine, Tel - University, FMF specialist. Prof. John Posner - Internal medicine specialist In clinical pharmacology . Lecturer in King’s College London. Tali Gorfine , MD. PhD - Executive clinical consultant Shaul Kadosh - Biostatistical & Clinical Research Consulting Yossi Gilgun - Sherki , PhD, MBA - Executive clinical consultant Yossi Caspi, Ph.D., Senior Director Drug Development + 34 years of CMC experience, former Chief Scientific Officer at Chemagis (Perrigo API) Muhammad Safadi, Ph.D., CMC and drug delivery systems development leader + 18 years CMC and drug delivery systems development leader Teva Pharmaceutical Eliezer Falb Ph.D., LL.M., - Organic Chemistry and patents specialist + 20 years In process development of small molecules and nucleosides drugs. Doron Shinar Ph.D., NCS specialist + 30 years, former head of Teva Pharmaceuticals NCS Jonathan Yovell, MD, MBA - Senior Medical Director Shai Feinsod - Head Clinical Affairs Noemi Gershon M.Sc., GMP – CMC QA Director + 23 years of experience in chemical synthesis and process development Dalia Medini – Green Ph.D – Analytical Advisor + 20 years experience in analytical development Darya Tsvirkun Ph.D., - Project Leader Medicinal Chemistry and Nanotechnology Bella Shusterman M.Ph ., - Phase 1 Leader DMPK Yelena Mostinsky Ph.D., - Project Leader Medicinal Chemistry Big Pharma Experience and Intellect – > Biotech Efficiency

Galmed's Pipeline

Product candidate	Product description (dosing frequency)	Potential indications	Stage of development	Worldwide commercial rights
Aramchol Acid	SCD1 modulator 300 mg BID	NASH and Fibrosis	Phase 3	Galmed Pharmaceuticals *
Aramchol Meglumine	SCD1 modulator	NASH and Fibrosis		Galmed Pharmaceuticals
Aramchol /ASC-41	SCD1/THR-ß-agonist	NASH, Fibrosis and Patients with elevated cholesterol	Pre-clinical/IND ready	Galmed Pharmaceuticals, ascletis
Aramchol /MBT**	SCD1/microbiome modulator	NASH and Fibrosis	Pre-clinical/IND ready	Galmed Pharmaceuticals, MYBIOTICS
Amilo-5MER	Selective immuno-modulator	IBD	Phase I / IND Ready	Galmed Pharmaceuticals
Amilo-5MER	Selective immuno-modulator	Other indications		Licensing to potential partners

* South Korea rights licensed to Samil Pharma   ** MBT - Microbiome-Based Technology

6

Why Aramchol Meglumine?

- Aramchol's direct antifibrotic mechanism of action combined with its ability to reduce liver fat has potential to be a backbone therapy for NASH and fibrosis
- Aramchol meglumine is a new salt form of Aramchol with an improved target product profile and 2035 IP protection

ARREST Ph2b
Aramchol 600mg
QD

→

ARMOR Ph3 Open Label
Aramchol 300mg
BID (53% greater exposure than 600mg QD)

→

ARMOR Ph3 Registrational
Aramchol Meglumine 300mg
QD

- Aramchol Meglumine clinical development plan is designed to create value with low development risk based on the Ph2b and the Open Label safety and efficacy data.
- **Significant clinical and regulatory milestones expected in H2 2021**

7

Galmed Pharmaceuticals

• Aramchol – Meglumine • ARMOR Ph3 - Open - Label Segment • Microbiome for NASH & Fibrosis Introduction: Presenter:

Data Support FDA Approval of Change to Aramchol Meglumine • Aramchol is the active moiety that is measured in plasma following administration of Aramchol Meglumine. • Meglumine is present as a class I counterion in many other oral pharmaceutical products. It is listed in the FDA Inactive Ingredients Database with unrestricted use recommendation and no safety concerns 1 . • The last five - year drug approval database contains 61 pharmaceutical salts. • Galmed is planning a Type C meeting in Q 2 2021 to discuss the plan for transition from Aramchol to Aramchol Meglumine in the registrational part of ARMOR phase 3 study. • All nonclinical - and clinical safety and efficacy data with Aramchol expected to support the use of Aramchol meglumine in Phase 3 . 9 1 Bharate SS. Recent developments in pharmaceutical salts: FDA approvals from 2015 to 2019. Drug Discovery Today ., 2020. https://doi.org/10.1016/j . drudis.2020.11.016

New Data: Pk Results of Twice Daily Administration for 10 Days of Aramchol and Aramchol Meglumine in human



$AUC_{ss\ 0\text{-}12h}$
AUC [µg*h/mL]
150
100
50
0
****
Aramchol
300 mg BID
Aramchol Meglumine
383 mg BID
**** P < 0.0001



Period - 1
Period - 2
Concentration [ng/mL]
15000
10000
5000
0
D7 - predose
D8 - predose
D9 - predose
D10 - predose
D10 - 2h
D10 - 4h
D10 - 6h
D10 - 8h
D10 - 10h
D10 - 12h
P1: Aramchol Meglumine → P2: Aramchol
P1: Aramchol → P2: Aramchol Meglumine

Less Aramchol meglumine dose is needed for same exposure of Aramchol

Aramchol Meglumine – Better Than Aramchol and Yet the Same 11 • Aramchol Meglumine circulates as Aramchol . • Galmed intends to target the desired exposure of Aramchol 300 mg BID currently used in the open label part of ARMOR. • Less Aramchol meglumine dose is needed for same exposure of Aramchol in the blood, In the pivotal study we plan to dose once daily Aramchol Meglumine: x Less API for same exposure (significant COGs advantage). x Better compliance of patients (known in the literature 40 - 60% higher adherence compare to BID) 1 . • Aramchol Meglumine higher solubility results in homogeneity in blood levels. 1 . Laliberté F, et al., Impact of once - daily versus twice - daily dosing frequency on adherence to chronic medications among patients with ven ous thromboembolism. Patient . 2013 ; 6 (3): 213 - 224 .

• ARMOR Ph3 - Open - Label Segment • Microbiome for NASH & Fibrosis Presenter:

ARMOR Ph 3 - Open - Label Segment: Efficacy kinetics, Safety and PK • The ARMOR protocol was amended to include an Open - Label segment to evaluate the safety, PK and kinetics of histological outcome measures and Non - Invasive Tests (NITs) associated with NASH and fibrosis 13 Visits Schedule NITs and Histology phase Long - term follow - up Aramchol 300 mg BID Week 24 or 48 or 72 biopsy Screening biopsy Group A: Biopsy at 24 W 150 patients 1:1:1 Group B: Biopsy at 48 W Group C: Biopsy at 72 W Aramchol 300 mg BID Aramchol 300 mg BID Aramchol 300 mg BID Aramchol 300 mg BID Aramchol 300 mg BID (Visit every 12 weeks) *End of Study (EoS) - Is defined based on the Double - Blind part 13 Fibroscan every 24 weeks Microbiome at Baseline, weeks 4 , 12 , 24 , 48 and 72 Biomarkers at Baseline, weeks 12 , 24 , and every 24 weeks thereafter

Open - Label Segment: Rationale, Objective, Population 14 Rationale : Aligned with the advancement of the Aramchol meglumine program, the Open Label segment will allow an informed decision on: • Initial histology data with higher exposure and potential for improved efficacy • Characterizing the kinetics of histological outcomes and NITs (of 24 , 48 or 72 weeks) for Aramchol • Long - term safety and data on the kinetics of histological outcomes and NITs in support of regulatory submissions Objectives : • To evaluate the safety and PK of twice daily administration (BID) of Aramchol 300 mg in subjects with NASH and fibrosis • To explore the kinetics of histological outcome measures and Non - Invasive Tests (NITs) associated with NASH and fibrosis for the treatment duration of 24 , 48 and 72 weeks Population : • The Open - Label Part will enroll in 50 selected sites which are less affected by the COVID - 19 pandemic • The study population includes a broader population: subjects with NASH and liver fibrosis stage 1 - 3 (F 1 capped at 30 subjects), subjects with NASH who may or may not be overweight and subjects with NASH who may or may not have T 2 DM or be pre - diabetic

Open - Label Segment – Study Groups • All subjects will receive Aramchol 300 mg BID • A total of 150 subjects, including those already randomized to Aramchol 300 mg BID or placebo, will be randomized in a ratio of 1 : 1 : 1 to receive Aramchol 300 mg BID according to the below grouping : • Group A : The post - baseline liver biopsy will be conducted at week 24 • Group B : The post - baseline liver biopsy will be conducted at week 48 • Group C : The post - baseline liver biopsy will be conducted at week 72 • A 2 nd post - baseline liver biopsy sample will be collected for subjects whose post - baseline liver biopsy at week 24 or 48 or 72 does not show at least 1 stage improvement in fibrosis (fibrosis non - responders) . The 2 nd post - baseline liver biopsy sample will be collected 1 year later 15

Open - Label Segment - Methodologies • Frequent study visits include imaging (Fibroscan), Biomarkers (ProC 3 , ELF and others) and Microbiome profile • The central biopsy reading procedures, DMC and adjudication committees for the Open - Label Part are the same as those of the Randomized, Double - Blind, Placebo - Controlled Part • 1 st data assessment (expected in Q 4 2021 ) when approximately 50 patients have undergone the post - baseline liver biopsy • Next assessments will occur at a time when approximately 2 / 3 and all subjects have undergone the post - baseline liver biopsy 16

The Open Label Segment will de - Risk Aramchol’s Clinical Development Program 17 Activity Result Using 300mg twice daily - higher exposure 1. Provide data on efficacy (magnitude of effects) and safety for the higher exposure regimen Broader Population including also: F1, Non diabetes, Different BMI 1. Facilitate and shorten duration of recruitment 2. Provide data on other patient populations, safety and efficacy. Efficacy kinetics 24 - 72 weeks Including Histology, biomarkers and imaging 1. Identifying responders as early as 24 weeks 2. Correlation between histology, biomarkers and fibroscan may be used to predict treatment response in the future.

Microbiome - NASH relationships 18 Disturbance of the gut – liver axis was shown to play a pivotal role in the pathogenesis of NAFLD and NASH • NAFLD and NASH patients are more likely to have altered gut permeability in comparison with healthy controls • The association of increased intestinal permeability is stronger particularly in NASH patients • On the molecular level, NAFLD patients exhibit decreased expression of zonula occludens - 1 (ZO - 1 ) and junctional adhesion molecule A EMBO Molecular Medicine, 2019 , 11 :e 9302

19 Characterization of gut microbiomes in nonalcoholic steatohepatitis ( NASH) patients: A connection between endogenous alcohol and NASH Zhu, L., Baker, S.S., Gill, C., Liu, W., Alkhouri , R., Baker, R.D. and Gill, S.R., 2013 ., 57 (2), pp. 601 - 609 .

20 Mapping of NASH - related microbiome Sharpton, S.R., Ajmera, V. and Loomba, R., 2019 Clinical Gastroenterology and Hepatology, 17 (2), pp. 296 - 306 .

21 Mediation of microbiome for attenuation of NASH: Precedents J Gastroenterol (2020) 55:142 – 158

Aramchol’s effect on the Microbiome 22 Bifidobacterium Decrease in NASH Aramchol promotes growth . Collinsella : Increase in NASH Aramchol inhibits growth Relative abundance • Aramchol was tested in 100 mg/L and 300 mg/L for 5 days on healthy donor microbiome in vitro • The results based on 16 S - NGS sequencing • Aramchol - treated samples demonstrated: x Higher diversity recovery x Higher bacterial load x Trend towards higher similarity to stool sample x Changes in the NASH - relevant bacterial community and load x Dose - response

Galmed & MyBiotics Collaboration Highlights 23 • Identification of microbiome repertoire associated with the response to Aramchol based on: - Phase 1 subjects data analysis - Phase 3 subjects data analysis - In depth in vitro studies • Development of microbiome - based therapeutic for combination with Aramchol to elevate response rate and NASH resolution.

Amilo 5 - MER

25 Amilo - 5 MER Highlights Amilo - 5 MER is a Differentiated, Specific and Selective Immune - Modulator 1 • Amilo - 5 MER is a specific amino acid sequence, homologue to the human CD 44 variant which displays an efficient anti - inflammatory effects • Amilo - 5 MER is a penta - peptide that prevents Serum Amyloid A (SAA) polymerization and aggregation • Prevention of SAA polymerization and aggregation results in shut down of chronic inflammation SAA is a validated target for the treatment of chronic inflammation • SAA concentration in serum rise rapidly in response to acute stimuli such as infection and trauma • Elevation of SAA is a main cause of inflammation as well as a common bio - marker • SAA is effective in enhancing chronic inflammation only in its aggregated form Pursuing multiple large indications • Prominent improvement of clinical symptoms, histological features and reduction of pro - inflammatory cytokine secretion in animal models • Inflammatory Bowel Disease (IBD) 2 , potential for COVID - 19 - Acute Respiratory Distress Syndrome (ARDS) – By Galmed • Rheumatoid Arthritis (RA), Multiple Sclerosis (MS), Other SAA related indications - Out - license opportunities Established manufacturing process and IP protection beyond 2034 1 David Naor, et al., J. Clin. Invest. 111:1211 - 1220 (2003). Doi: 10.1172 /JCI 200317100 2 . David Naor, et al., A HUMAN - DERIVED 5 - MER PEPTIDE (MTADV), WHICH RESTRICTIVELY ALLEVIATES THE PRO - INFLAMMATORY ACTIVITY OF SERUM AMYLOID A (SAA), SUBSTANTIALLY AMELI ORATES IBD PATHOLOGY: NEW POTENTIAL DRUG (MTADV) AND THERAPEUTIC TARGET CANDIDATE (SAA) FOR IBD, Inflammatory Bowel Diseases , Volume 26 , Issue Supplement_ 1 , January 2020 , Pages S 3 – S 4 ,

26 The Mechanism By Which Amilo - 5 MER Interferes With Chronic Inflammation – Interferes With SAA Involvement Pro Inflammatory Cytokines ↑ Inflammation & Tissue Destruction Infection / Stimuli Macrophage SAA Aggregates SAA Monomers Amilo - 5 MER – Interferes with inflammatory vicious cycle by prevention of SAA aggregation Interference with SAA Aggregates Results in Down Regulation of Pro Inflammatory Cytokines Secretion

27 Amilo - 5 MER Prevents SAA Aggregation, The Main Cause of Chronic Inflammation WITHOUT Amilo - 5 MER WITH Amilo - 5 MER * Research work performed in collaboration with Prof. Mary Cowman from New York University Video recording of nanoparticle tracking analysis of SAA* Number of SAA aggregates above a certain size counted in defined frame as function of time

28 Lee et al., 2020 , Cell 180 , 79 – 91 January 9 , 2020 ª 2019 Elsevier Inc. https://doi.org/ 10.1016 /j.cell. 2019.11.026

29 Amilo - 5 MER Significantly Reduces Plasma Pro - Inflammatory Cytokines in LPS - induced Mice Model – the Gold Standard of Systemic Inflammation 1h 3h 0 2×10 4 4×10 4 6×10 4 2×10 5 4×10 5 6×10 5 IL-6 [ p g / m l , m e a n + / - S E M ] ** *** 1h 3h 0 5×10 2 1×10 3 1.5×10 3 INFg [ p g / m l , m e a n + / - S E M ] 1h 3h 0 1×10 3 2×10 3 3×10 3 4×10 3 5×10 3 TNFa [ p g / m l , m e a n + / - S E M ] 1h 3h 0 1×10 2 2×10 3 4×10 3 6×10 3 8×10 3 IL-1b [ p g / m l , m e a n + / - S E M ] 1h 3h 0 1×10 3 2×10 3 3×10 3 4×10 3 5×10 3 TNFa [ p g / m l , m e a n + / - S E M ] Vehicle Amilo-5MER 3.5 mg/kg Dexamethasone Hours: - 1 0 1 2 3 Peptide SC Injections LPS - IP injection ( 0.005 mg/kg) Blood collection Cytokine measurement LPS induction of inflammation in mice is a unique model to provide evidence on the anti - inflammatory effects of a compound which is not related to a certain animal model and direct to indications accordingly.

TNBS + Vehicle TNBS+ Amilo-5MER 3mg/kg TNBS+ Amilo-5MER 15mg/kg TNBS + anti-TNFa 0.1mg 0 10 20 30 40 50 m R N A I L - 6 & I L - 1 b / G A P D H r a t i o IL-6 IL-1b * * Colonic mRNA levels of IL-6 & IL-1b 30 Amilo - 5 MER Significantly Affects Histopathological Hallmarks in IBD animal model (TNBS) * : P< 0.01 ** : P< 0.0001 Protocol: TNBS Mortality rate Macroscopic score Histologic score Sample collection Peptide SC Injections: Days: - 5 - 4 - 3 - 2 - 1 0 1 2 anti TNF - a IP injection Vehicle ( 20 mice) Amilo - 5 mer 3 mg/kg (SC) ( 20 mice) Amilo - 5 mer 15 mg/kg (SC) ( 20 mice) mouse Anti - TNF a (IP) ( 20 mice) * : p< 0.05 ** : p< 0.001 * : p< 0.05 Amilo - 5 MER ( 15 mg/kg) exerts stronger anti-inflammatory effects at the macroscopic and histological levels compared to anti-TNF antibody considered benchmark in the treatment of colitis Amilo - 5 MER ( 15 mg/kg) Significantly Decreases IL - 1 b and IL - 6 gene expression

31 CIA Sick C 57 BL/ 6 Mouse 9 Days after Amilo - 5 MER treatment Immunization with collagen ( 200 μ g/mouse) and CFA Boost: Collagen ( 200 μ g/mouse) and CFA 3 weeks Onset of disease 1 - 3 days 1 2 3 4 5 6 7 8 9 10 Peptide Injections (SC): Days after disease onset Protocol: Assay under blind manner Collagen - induced arthritis (CIA) is the animal model of Rheumatoid Arthritis. CIA Sick C 57 BL/ 6 mice were treated daily ( 8 injections) for 9 days by Amilo - 5 MER ( 3.5 mg/Kg 70 μ g/ml). Results demonstrate shrinking of the footpad swelling (measured by Micro - caliper Electronic Archimedes device) indicating that the joint inflammation was suppressed. Amilo - 5 MER Significantly Affects Clinical Symptoms in RA ( collagen induced arthritis animal model)

32 Amilo - 5 MER Restores the Normal Anatomy of the Inflamed Joint Following Amilo - 5 MER treatment Control A representative stained histopathological joint section from a mouse with CIA following 9 days treatment with Amilo - 5 MER). Pathology (blinded) assessment indicate a joint of a normal mouse with no damage to the bone and cartilage. Joint inflammation score was < 1.5 on a scale range 0 to 4 . A representative stained histopathological joint section from a mouse with CIA with no treatment showing severe inflammation in the joint with sever damage to bone and cartilage. Joint inflammation score was 4 on a scale range 0 to 4 . P< 0.0001 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 control RA-peptide Average Inflammation Score Amilo - 5 MER Significantly Reduced the Clinical Score and Tissue inflammation in Collagen Induced Arthritis

33 Amilo - 5 MER Demonstrates Therapeutic Effects in MOG and PLP Induced EAE Models in Mice Amilo - 5 MER Demonstrates Anti Inflammatory Effects in Major MS Experimental Models – Oral and in Treatment Mode PLP/ MOG induced EAE EAE boost 2 days 3 days 5 6 7 8 9 10 11 12 13 14 15 16 17 Peptide Injections: Protocol: Paralysis Measurement PLP EAE model MOG EAE model

34 Preclinical Safety Studies in Support of First - in - Human Study Completed Maximum Tolerated Dose (MTD) studies in mice and dogs • 7 day MTD in mice at doses up to 1000 mg/kg, in dogs up to 200 mg/kg: No adverse effects were noted • 28 - days in mice at doses up to 175 mg/kg, an in dogs at doses up to 24 mg/kg: No adverse effects were noted Cardiovascular Safety • No inhibition of the potassium hERG channel were noted in an in - vitro system • No adverse effects on the cardiovascular system (ECG, blood pressure and heart rate) in dogs Respiratory Safety • No adverse effects on respiratory rate, tidal volume, and minute volume were noted in mice CNS Safety • No adverse effects on behavior, body posture, body temperature, motor functions and response to stimuli were noted in the Functional Operational Battery of tests in mice Genotoxicity • No potential for genotoxicity was seen in the reverse mutation assay in bacteria and no chromosomal damage was seen in the chromosomal aberration assay in human peripheral blood mononuclear cells Secondary Pharmacology - Off Target Binding • Amilo - 5 MER at 10 μ M showed no significant interaction with a large list of known pharmacological molecular targets

Clinical Development Plan for Mild to Moderate Ulcerative Colitis

Serum Amyloid A (SAA) is Elevated in the Site of Inflammation (biopsies); Active IBD Patients Compared to Healthy Individuals 36 CD active CD mucosal healing UC active Healthy 0 10 20 30 40 50 60 70 R e l a t i v e m R N A l e v e l s SAA levels in biopsies E xpression of SAA in intestinal tissue biopsies were assessed : 2 UC and 1 CD active mucosal inflammation, CD with mucosal healing (=no active inflammation) Expression of SAA is associated with inflamed colon of IBD patients and have distinct systemic and local functions in active IBD.

Mild to Moderate Ulcerative Colitis * Ko et al, 2019 - AGA Clinical Practice Guidelines on the Management of Mild - to - Moderate Ulcerative Colitis; ** https://www.fda.gov/files/drugs/published/Ulcerative - Colitis -- Clinical - Trial - Endpoints - Guidance - for - Industry.pdf Galmed is aiming to develop Amilio - 5 MER in mild to moderate ulcerative colitis (UC) • Most UC cases are mild to moderate * • Not all patients are responsive to treatment • Some adverse event even with 5 ASA • Failed 5 ASA = ‘tipping point’ for escalation 3 5 Amino - salicylic Acid ( 5 ASA) oral/topical MMX - Budesonide? ∽ 50 % UNMET NEED Unresponsive Mild - Mod UC Second line treatment Mod - Severe UC Steroids, IMMs, Biologics, Jak , Third line Severe UC IFX, CsA , surgery ∽ 50 % UNMET NEED Unresponsive Mod - Severe UC ? ?

38 Mild to Moderate Ulcerative Colitis * Ko et al, 2019 - AGA Clinical Practice Guidelines on the Management of Mild - to - Moderate Ulcerative Colitis; ** https://www.fda.gov/files/drugs/published/Ulcerative - Colitis -- Clinical - Trial - Endpoints - Guidance - for - Industry.pdf Galmed is aiming to develop Amilio - 5 MER in mild to moderate ulcerative colitis (UC) • UC is more anatomically focused and endoscopically accessible • UC clinical studies have better - defined, regulatory - based endpoints ** compared to CD • The advantages of Amilo - 5 MER in UC are the following : • It has a unique MoA , and potential higher efficacy compared to ASA and other drugs • It is developed as an oral/easy to use drug administered at home with minimal adverse events and a favorable risk - benefit ratio • It could be provided as monotherapy or in combination with other drugs

39 Amilo - 5 MER - Clinical Development Plan ( CDP) - Phase 1 • Phase 1 a study in healthy volunteers planned initiation in Q 1 2021 . • Pre - IND meeting with the FDA planned for Q 3 2021 . • 6 weeks Open - label Phase 1 b PoC trial to study the safety and efficacy of Amilo - 5 MER in 20 active UC patients ( 10 mild - to moderate and 10 moderate - to severe) planned for Q 4 2021 . Topline data expected in Q 2 2022 • Primary Endpoint ▪ Clinical response : Reduction from Baseline in the Mayo Score at Week 6 • Key Secondary Endpoints ▪ Clinical remission* at Week 6 ▪ Endoscopic improvement** at Week 6 ▪ Serum amyloid A (SAA), C - reactive protein (CRP) and Fecal calprotectin levels at Week 6 ▪ Improvement in histologic score

40 Amilo - 5 MER , Planned Phase 2 & 3 CDP • Phase 2 randomized, double - blind, placebo - controlled, multi - center trial will be performed in a specific UC population (i . e . , mild - to moderate or moderate - to severe), provided a meaningful clinical response is achieved in MS in at least 3 / 10 patients in any of the UC subpopulations explored in Phase 1 b . • Phase 2 will enroll 220 - 250 patients . Overall study duration 24 months . The sample size for the Phase 3 ( 2 studies) will be calculated based on the effect size seen in phase 2 , and patients will be treated for 52 weeks . Overall study duration 24 months . 1 st Stage - Dose Range Finding 2 nd stage - Maintenance 3 rd stage - Follow up 3 doses Amilo - 5 MER & Placebo 1:1:1:1 2 doses Amilo - 5 MER & Placebo Follow up 12 w 40 w 12 w

41 H 1 2021 • Submission of 2 new INDs (Aramchol Meglumine & Amilo 5 - MER) • Data from Aramchol Meglumine Regulatory bioequivalence and food effect studies • Meeting with FDA for approval of Aramchol Meglumine NCE development program • In - vitro and in vivo data from Aramchol / ASC 41 (THR - ß - agonist) combination study • Data from Amilo 5 - MER SAD & MAD Phase 1 study in healthy volunteers H 2 2021 • Data from Amilo 5 - MER Phase 1 b study inflammation bio - markers • 1 st histology readout from ARMOR Phase 3 Open Label segment • Meetings with FDA on Amilo 5 - MER Phase 2 / 3 study CDP • Transition to ARMOR Ph 3 double blind part, cross referencing all currently available data from Aramchol’s IND 2021 , The Year of Change

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